UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 12b-25

NOTIFICATION OF LATE FILING	SEC FILE NUMBER
001-39845

CUSIP NUMBER
(Check One): ☑ Form 10-K ◻ Form 20-F ◻ Form 11-K ◻ Form 10-Q ◻ Form 10-D ◻ Form N-CEN ◻ Form N-CSR	78397Q109

For Period Ended: December 31, 2022

◻ Transition Report on Form 10-K
◻ Transition Report on Form 20-F
◻ Transition Report on Form 11-K
◻ Transition Report on Form 10-Q
◻ Transition Report on Form N-SAR
For the Transition Period Ended: ______________________________________

Read Instruction (on back page) Before Preparing Form. Please Print or Type.
Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

PART I — REGISTRANT INFORMATION

SES AI Corporation
Full Name of Registrant

Former Name if Applicable

35 Cabot Road
Address of Principal Executive Office (Street and Number)

Woburn, MA 01801
City, State and Zip Code

PART II -- RULES 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

	(a)	The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense,
☑	(b)

The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, Form 11-K, Form N-SAR or Form N-CSR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q or subject distribution report on Form 10-D, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date, and

	(c)	The accountant's statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III – NARRATIVE

State below in reasonable detail the reasons why Form 10-K, 20-F, 11-K, 10-Q, 10-D, N-CEN, N-CSR, or the transition report or portion thereof, could not be filed within the prescribed time period.

SES AI Corporation (the “Company”) is unable to complete the preparation of its Annual Report on Form 10-K and its audit for the fiscal year ended December 31, 2022 (the “Form 10-K”) in a timely matter.

The Company became a “large accelerated filer” and lost its status as an “emerging growth company” as of December 31, 2022. As a result, the Company is required to comply with certain requirements of Section 404 of the Sarbanes-Oxley Act of 2002 for the first time and has a shortened deadline to file the Form 10-K of 60 days rather than 90 days after December 31, 2022. Additionally, although the Company’s current year assessment of internal control over financial reporting is not yet complete, like in its annual report for the 2021 fiscal year, the Company expects to report one or more material weaknesses in its internal control over financial reporting as of December 31, 2022, which has further delayed the completion of the Form 10-K.

The Company is working diligently to complete its Annual Report on Form 10-K as soon as possible. However, the Company is not able to file its annual report on Form 10-K by the prescribed due date of March 1, 2023, and cannot eliminate the reasons causing the inability to file timely without unreasonable effort or expense.

PART IV -- OTHER INFORMATION

(1) Name and telephone number of person to contact in regard to this notification

Jing Nealis	339	298-8750
(Name)	(Area Code)	(Telephone Number)

(2) Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If answer is no, identify report(s).                            ☑ Yes ◻ No

(3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof? ◻ Yes ☑ No

If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

Forward-Looking Statements

This Form 12b-25 contains forward-looking statements within the meaning of the U.S. Private Securities Litigation Reform Act of 1995, Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Exchange Act regarding the Company’s need for additional time to file its Form 10-K and certain projections related to the Company’s results of operations. Such forward-looking statements, in some cases, may be identified by words like “anticipate”, “believe”, “can”, “continue”, “could”, “estimate”, “expect”, “forecast”, “intend”, “may”, “might”, “plan”, “possible”, “potential”, “predict”, “project”, “seek”, “should”, “strive”, “target”, “will”, “would” and similar expressions and the negatives of such words and phrases. The forward-looking statements contained in this Form 12b-25 are based on management’s current expectations, which are subject to uncertainty, risks and changes in circumstances, which are difficult to predict and many of which are outside of the Company’s control. Factors that may cause actual future results to differ materially from management’s current expectations include, among other things: the identification of material weaknesses in the Company’s internal control over financial reporting and the Company may identify material weaknesses in the future or otherwise fail to maintain an effective system of internal controls; the conclusions of the Company’s management and Audit Committee concerning the Company’s financial statements and related financial data and disclosures in the Form 10-K; the discovery of any additional information that will bear on the Company’s review and assessment of its disclosure controls and procedures and internal control over financial reporting, and/or may impact the financial statements and related financial data and disclosures in the Form 10-K; adjustments resulting from the completion by the Company’s independent registered public accounting firm of its review of the Form 10-K and unexpected delays which the Company may incur in connection with the preparation of the Form 10-K; the risk that the completion and filing of the Form 10-K will take longer than expected; and the risk factors contained in the Company’s reports filed with the Securities and Exchange Commission. Except as required by law, the Company undertakes no obligation to publicly update any forward-looking statements whether as a result of new information, future developments or otherwise.

SES AI Corporation

(Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date:	March 1, 2023	By:	/s/ Jing Nealis
Jing Nealis
Chief Financial Officer and Authorized Signatory